Filed pursuant to Rule 253(g)(2)

File No. 024-11584

OFFERING CIRCULAR

SUPPLEMENT NO. 4 DATED NOVEMBER 4, 2022

TO POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 25

DATED SEPTEMBER 12, 2022

RSE COLLECTION, LLC

This Supplement No. 4 dated November 4, 2022, supplements the Post-Qualification Offering Circular Amendment No. 25 of RSE Collection, LLC (the “Company”) dated September 12, 2022, which forms a part of the offering statement on Form 1-A initially qualified by the U.S. Securities and Exchange Commission on November 15, 2021, as may be further amended and supplemented (the “Offering Circular”).  This Supplement No. 4 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein), as supplemented by that certain Supplement No. 1 dated September 19, 2022, that certain Supplement No. 2 dated October 14, 2022, and that certain Supplement No. 3 dated October 25, 2022.  Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 4 is solely to add additional detail to the Asset Description for the Underlying Asset of Series #BATMAN.

i

DESCRIPTION OF SERIES 1940 BATMAN #1 COMIC BOOK

Investment Overview

•Upon completion of the Series #BATMAN Offering, Series #BATMAN will purchase a 1940 Batman #1 Comic Book published by DC Comics graded CGC 8 as the Underlying Asset for Series #BATMAN (The “Series 1940 Batman #1 Comic Book” or the “Underlying Asset” with respect to Series #BATMAN, as applicable), the specifications of which are set forth below.

•DC Comics was founded in 1934 by Major Malcolm Wheeler-Nicholson, originally called National Allied Publications.

•Batman is a fictional superhero in the DC Comics Universe, first appearing in Detective Comics #27 in May 1939.

•The Underlying Asset is a 1940 Batman #1 Comic Book published by DC Comics graded CGC 8.

Asset Description

Overview & Authentication

•The Golden Age of Comics refers to an era of comic publishing in post-depression America that gave rise to the success of comic book heroes like Superman, Batman, Captain Marvel and The Flash. Sales and popularity increased during World War Two, as they were cheap and featured patriotic stories of pro-American heroes, in some cases literally fighting the Axis Powers.

•Batman, created by Bob Kane with Bill Finger, was first introduced in 1939 in Detective Comics #27.

•The first self-titled Batman comic book debuted on March 31, 1940.

•According to Quality Comix: “In Spring of 1940, Batman #1 was published and introduced new characters into Batman’s pantheon, most notably those of Selina Kyle, a.k.a. the Catwoman (although initially she was just called the Cat), The Joker, who of course would become Batman’s nemesis and Alfred Pennyworth, the Wayne family butler, was introduced in issue #16 soon after. Other Villains which debuted during this early era included the Mad Hatter and Killer Moth in issue #49 and #63 respectively. It would soon become a collaborative effort to produce such prodigious content on a consistent basis. Although he was the creation of Bob Kane and Bill Finger, it would take a steady stream of some of the Golden Age's finest artists and writers to keep the Caped Crusader's stories fresh and full of suspense and fear.”

•According to CGC Comics: “Golden Age comic books featuring Batman and Superman have wrestled over the years for honors as the most-prized.”

•The Batman comics have since spawned a media franchise that has generated over $25 billion in revenue.

•The Dark Knight film trilogy earned over $2,400,000,000 at the worldwide box office.

•The Underlying Asset has been authenticated by Certified Guaranty Company (CGC) and issued a grade of CGC 8.0 with certification No. 1419501001.

Notable Features

•The Underlying Asset is a 1940 Batman #1 Comic Book published by DC Comics graded CGC 8.

•The Underlying Asset is 1 of 6 1940 Batman #1 Comic Book examples graded CGC 8 with 7 graded higher.

•There have been eight publicly verifiable sales of Batman #1 graded CGC. 8.0:

Date	Value	Grade	Source
07/04/02	$57,500	CGC 8.0	Heritage Auctions
05/30/08	$100,000	CGC 8.0	GPAnalysis
11/06/09	$100,000	CGC 8.0	ComicLink
04/17/12	$175,365	CGC 8.0	ComicConnect
12/13/16	$390,000	CGC 8.0	ComicConnect
09/09/19	$498,000	CGC 8.0	ComicConnect
04/15/21	$1,207,500	CGC 8.0	ComicConnect
09/17/21	$1,440,000	CGC 8.0	Goldin Auctions

•Using the $390,000 sale on 12/13/2016 and the $1,440,000 sale on 09/17/2021, we calculated a compound annual growth rate (CAGR) using the following formula: CAGR = (((EV/BV ) ^1/n ) – 1 ) X 100. The values for this formula are as follows: EV = $1,440,000; BV = $390,000; n = 4.76. The resulting CAGR is +31.54%. Both sales used for this calculation were identically graded examples of a 1940 DC Comics Batman #1 comic book. We cannot make any representation or prediction that this calculated compound annual growth rate is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security. Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•To estimate the current value of the Underlying Asset, we used the following formula: FV = PV * (1+r)^t. The variable t represents the time difference in years between 09/17/2021 and 11/01/2022. The values used in this calculation are as follows: PV = $1,440,000; r = 31.5438576829995%; t = 1.12. The resulting estimated current value is $1,959,354.41. We cannot make any representation or prediction that this calculated current value is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security. Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•GoCollect is an online research tool and price guide for comic book and other collectibles. Historical comic book sales were obtained from directly from GoCollect, and there is no guarantee as to the veracity of the information or data. Additionally, we cannot make any determination or representation that any of the data provided by GoCollect is useful in determining the growth or value of the comic book market or Underlying Asset.

•Over the past ten years, sales of Batman #1 comic books across all grades have generated an average annualized return of 26%. We calculated the average annualized return across all grades for Batman #1, Superman #1 and The Amazing Spider-Man #1 using the following procedure. All publicly verifiable sales available from GoCollect were collected for each of the comic books across each grade. We filtered out any sales that occurred more than ten years ago (i.e., before 11/01/2012) and subsequently removed any grades that did not have at least two sales within the past ten years. With the remaining grades for each comic book, a CAGR was calculated using the first and last sale from the relevant time period according to the following formula: CAGR = (((EV/BV) ^1/n) – 1) X 100. The average and standard deviation for each comic book’s annualized return was calculated and outliers were removed that were +2.5 standard deviations. Batman #1 demonstrated the highest average annualized return of 26% compared to 15% for Superman #1 and 14% for The Amazing Spider-Man #1. We cannot make any representation or prediction that this calculated average compound annual growth rate is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security. Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•In 1973, the New York Times published an article entitled “Comic Books Can Prove Super Investment” in which the author discusses the emerging trend of treating comic books as an investable asset class.

•The Certified Guaranty Company (CGC) is a comic book authentication and grading service that was founded in 2000. As of October 2022, CGC has graded 291 copies of Batman #1. Thirteen examples are graded CGC 8.0 or higher. Over the past twenty years, there have been twelve publicly verifiable sales of Batman #1 examples graded CGC 8.0 or higher. They are as follows:

Date	Value	Grade	Source
07/04/02	$57,500	CGC 8.0	Heritage Auctions
05/30/08	$100,000	CGC 8.0	GPAnalysis
11/06/09	$100,000	CGC 8.0	ComicLink
04/17/12	$175,365	CGC 8.0	ComicConnect
12/13/16	$390,000	CGC 8.0	ComicConnect
09/09/19	$498,000	CGC 8.0	ComicConnect
04/15/21	$1,207,500	CGC 8.0	ComicConnect

09/17/21	$1,440,000	CGC 8.0	Goldin Auctions
11/16/06	$107,000	CGC 8.5	Heritage Auctions
02/22/12	$274,850	CGC 8.5	Heritage Auctions
08/01/13	$567,625	CGC 9.2	Heritage Auctions
01/17/21	$2,200,000	CGC 9.4	Heritage Auctions

•Within an individual grade of Batman #1 graded CGC 8.0 or higher, there has never been a “down sale,” that is, there has never been a subsequent sale in the same grade for which the sale price was lower than the previous sale price in the same grade. All of the sales are the same comic book as the Underlying Asset; however, some are in higher grades. We cannot make any representation or prediction that these sales are useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security.  Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred. Additionally, lower graded versions of the Underlying Asset have experienced a “down sale” in the past, and we make no representation that the other copies of the Underlying Asset, either in the same grade or higher, will not experience a “down sale” in the future. We also make no representation that a “down sale,” or the lack thereof, is any indicator or predictor of past or expected performance and urge you not to place undue reliance on this methodology or analysis.

•Heritage Auctions’ Comic Books & Comic Art Department’s sales grew from $44.3M in 2017 to $181.6M in 2021, representing a gain of over 300%. Sales data was obtained from public announcements distributed by Heritage Auctions, and there is no guarantee as to the veracity of the information or data. Additionally, we cannot make any determination or representation that any of the data provided by Heritage Auctions is useful in determining the growth or value of the comic book market or Underlying Asset.

•Since 2021, there have been five record sales of comic books over $3,000,000. The sales are as follows:

Date	Comic Book	Grade	Value	Source
4/13/22	Superman #1	CGC 8.0	$5,300,000	Private Sale
9/9/21	Amazing Fantasy #15	CGC 9.6	$3,600,000	Heritage Auctions
9/12/22	Action Comics #1	CGC 6.0	$3,400,000	Private Sale
4/7/21	Action Comics #1	CGC 8.5	$3,250,000	ComicConnect
4/7/22	Captain America Comics #1	CGC 9.4	$3,120,000	Heritage Auctions

•The above sales are different comic books and grades from the Underlying Asset. Past transaction data is not intended to indicate past or expected performance of any security. Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•According to Lon Allen, the VP of Comic Operations at Heritage Auctions, “For a long time, the big key issues – first appearances, high grade copies…have been greatly outgaining everything else.” This statement is attributed to a third party and we make no representation that this information is useful in determining the value of comic books, the comic book asset, or the Underlying Asset.

•Of the top ten most expensive comic books ever sold, every book features the first appearance of a major character or is the first issue (#1) in a significant series. The ten comic books are as follows: Superman #1 (first issue in self-titled Superman series), Amazing Fantasy #15 (first appearance of Spider-Man), Action Comics #1 (first appearance of Superman), Captain America Comics #1 (first appearance of Captain America and first issue in self-titled series), Marvel Comics #1 (first appearance of The Human Torch), Batman #1 (first issue in self-titled Batman series), Detective Comics #27 (first appearance of Batman), All-Star Comics #8 (first appearance of Wonder Woman), Fantastic Four #1 (first appearance of Fantastic Four and first issue in self-titled Fantastic Four series), X-Men #1 (first appearance of the X-Men and first issue in self-titled X-Men series).

•A copy of Batman #1 graded CGC 9.4 currently holds the record for the sixth most expensive sale of a comic book of all time and the most expensive for any comic featuring Batman. The comic book was sold for $2,200,000 on January 14, 2021, at Heritage Auctions. The sold comic book is a different grade than the Underlying Asset. We cannot make any representation or prediction that this sale is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Additionally, past transaction data is not intended to indicate past or expected performance of any security.  Third-party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•When Batman #1 was originally published in 1940, it is estimated that hundreds of thousands of copies were printed for distribution.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from CGC.

Details

Series 1940 Batman #1 Comic Book
Title	Batman #1
Key Issue	First ongoing Batman comic series First appearance of The Joker; First appearance of Catwoman
Store Date	March 31, 1940
Cover Price	$0.10
Publisher	D.C. Comics
Writer(s)	Bill Finger, Paul Gustavson, Guy Monroe, Whitney Ellsworth, George Shute, Bob Kane
Cover Artist(s)	Bob Kane, Jerry Robinson
Penciller(s)	Bob Kane
Inker(s)	Sheldon Moldoff, Jerry Robinson
Editor	Whitney Ellsworth
Rarity	1 of 6 (CGC 8.0)
Authentication	Certified Guaranty Company (CGC)
Grade	8
Certification No.	1419501001

Depreciation

The Company treats Collectible Assets as collectible and therefore will not depreciate or amortize the Series 1940 Batman #1 Comic Book going forward.